VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual meeting of the Company held on May 10, 2012:

1.

The eight nominees set forth in the Company’s management information circular dated March 8, 2012 were elected as directors of the Company by a vote cast by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Number of Votes	Number of Votes Withheld	Percentage of Votes Cast
A. Dan Rovig	113,746,238	7,734	99.99%
C. Kevin McArthur	113,747,672	6,300	99.99%
Lorne B. Anderson	107,881,682	5,872,290	94.84%
Paul B. Sweeney	107,858,273	5,895,699	94.82%
James S. Voorhees	113,747,611	6,361	99.99%
John P. Bell	111,390,567	2,363,405	97.92%
Kenneth F. Williamson	105,574,864	8,179,108	92.81%
Tanya M. Jakusconek	113,745,573	8,399	99.99%

2.	KPMG LLP, charters Accountants, was appointed as auditor of the Company.